Exhibit 99.4

Nontransferable Purchase Rights for

up to

79,600 Shares

of

Series AA Convertible Preferred Stock

The Rights Offering Will Expire at 5:00 p.m., New York City Time, on February 21, 2006, Unless the Rights

Offering is Extended

January 23, 2006

To Our Clients:

Enclosed for your consideration is a Prospectus, dated January 17, 2006 (the “Prospectus”), and the “Instructions As to Use of ACT Teleconferencing Subscription Rights Certificates” relating to the offering (the “Rights Offering”) by ACT Teleconferencing, Inc. (the “Company”) to the holders of record (“Record Holders”) of its Common Stock, no par value (“Common Stock”), as of the close of business on January 3, 2006 (the “Record Date”), as described in the Prospectus.

In the Rights Offering, owners of the Common Stock on the Record Date are receiving subscription rights (the “Rights”) to subscribe for and purchase shares of the Company’s Series AA Convertible Preferred Stock, initial stated value $100 per share (the “Series AA Preferred Stock”). You will receive .0047 Rights for each share of Common Stock held on the Record Date, but you will not receive any fractional Rights.

The Rights will be evidenced by non-transferable Rights certificates (the “Subscription Rights Certificates”). Each Right will entitle its holder to subscribe for one share of Series AA Preferred Stock (the “Basic Subscription Right”). The subscription price for the Series AA Preferred Stock is $100 per share. In addition, each holder of Rights who exercises his or her Basic Subscription Right in full will be eligible to subscribe at the same price of $100 per share for shares of the Series AA Preferred Stock that are not otherwise purchased pursuant to the exercise of Rights under the Basic Subscription Right, subject to availability and pro ration as described in the Prospectus.

The Rights Offering will expire at 5:00 p.m., New York City time, on February 21, 2006, unless extended by the Company in its sole discretion (the “Expiration Time”).

The materials enclosed are being forwarded to you as the beneficial owner of the Common Stock carried by us in your account but not registered in your name. Exercises of Rights may be made only by us as the record owner and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of the Series AA Preferred Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at the Expiration Time. Once you have exercised your Basic Subscription Right and your Over-Subscription Right, such exercise may not be revoked.

If you wish to have us, on your behalf, exercise the Rights for any shares of the Series AA Preferred Stock to which you are entitled, please so instruct us by completing, executing and returning to us the Beneficial Owner Election Form enclosed with this letter.

If you have any questions concerning the Rights Offering, please contact the information agent, Computershare Trust Company, 350 Indiana Street, Suite 800, Golden, Colorado 80401, (303) 262-0600 ext. 4732.

Sincerely,

[Name of Nominee Holder]

1